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TSX.V SYMBOL : PCE November 15, 2006

PACIFIC ASIA CHINA ENERGY INC. PROVIDES

CORPORATE UPDATE

PACIFIC ASIA CHINA ENERGY INC. (“PACE”) wishes to announce a number of corporate developments while it awaits final data from its recently completed six test well program at the Mayi East Block, which covers about 138 KM2 and situated in the Guizhou Baotian-Qingshan CBM main permit area of 970 KM2.

Based on favorable preliminary results, the Company has commenced plans for an initial pilot test production program.  This pilot test program will include three vertical frac wells and two sets of Dymaxion System horizontal drill holes in Mayi East and two vertical frac wells in the Zhongyi permit area.

Final drill site selection, designs for drilling and fracturing are underway for three vertical wells in Mayi East.  This drilling program will include site preparation, widening of a countryside road to accommodate frac trucks, drilling, casing, and cementing of three wells, along with mini-frac, fracture- stimulation, dewatering, and production testing. As well, final selection of two Dymaxion horizontal-hole locations are underway.  The Company plans to drill these horizontal holes with its own drill rig as soon as preparations are completed.

PACE is also pleased to report that government procedural progress continues to be made in advancing both the Chenzhou and Jiaozou MOU’s towards Production Sharing Contracts.  PACE’s joint venture partner, China United Coalbed Methane Group (CUCBM), has received preliminary approvals from various Chinese government agencies on these projects.

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China.  Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol “PCE”.

ON BEHALF OF THE BOARD

“Tunaye Sai”_________

Tunaye Sai, President

For Investor Relations:

Scott Koyich

DSK Consulting Ltd.

Ph: 403-215-5979

skoyich@pace-energy.com